                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE TO
                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                      the Securities Exchange Act of 1934

                         ENTERTAINMENT PROPERTIES TRUST
                           (Name of Subject Company)

                                BRT REALTY TRUST
                        (Name of Filing Persons-Offeror)

                     COMMON SHARES OF BENEFICIAL INTEREST,
                           PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                          ----------------------------

                                   29380T105
                     (Cusip Number of Class of Securities)

                                FREDRIC H. GOULD
                                BRT REALTY TRUST
                              60 Cutter Mill Road
                           Great Neck, New York 11021
                            Telephone: (516)466-3100

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                   Copies to:
                               Lawrence Lederman
                      Milbank, Tweed, Hadley & McCloy LLP
                           One Chase Manhattan Plaza
                            New York, New York 10005
                           Telephone: (212) 530-5732

                           CALCULATION OF FILING FEE

      Transaction valuation*                       Amount of filing fee
     -----------------------                       ---------------------
        Not Applicable                                 Not Applicable

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 1,000,000 shares of the outstanding Common Stock, par value $0.01 per share, at a price per Share of $18.00 in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable             Filing Party: Not Applicable

Form or Registration No.: Not Applicable           Date Filed: Not Applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]
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                                [BRT LETTERHEAD]

TO SHAREHOLDERS OF ENTERTAINMENT PROPERTIES TRUST (EPR)

Ladies and Gentlemen:

     We are the largest shareholder of Entertainment Properties Trust (EPR), owning approximately 9.2% of the outstanding shares. We are disappointed with the management of our Company and request your support for my election to the Board.

TENDER OFFER

     We believe in the long-term value of EPR and in the business of owning motion picture theaters. We will be commencing a tender offer to shareholders for the purchase of 1 million shares of EPR stock at a price of $18 per share, subject to my election and the Board granting us an unqualified exemption to the ownership limitations contained in the Company's Declaration of Trust. Since BRT is a real estate investment trust, the ownership of additional EPR shares will not jeopardize the tax status of EPR as a REIT. The tender will give shareholders an opportunity to sell some of their shares at a price substantially in excess of the current market price and still retain a significant interest in future growth.

BOARD SEAT

     We are seeking a Board seat because management:

     - Persists in allowing control of the Board by individuals with ties to the largest tenant of the Company, AMC Entertainment, Inc., which is bad business

     - Has little relevant real estate experience, as indicated in its proxy statement

     - Is overpaid and continues to enrich itself at our expense, in our view

     - Remains unresponsive to shareholders' interests, in our view, by refusing to allow substantial shareholders to have representation on the Board.

SERIOUS CONFLICTS OF INTEREST

     The Company was formed as a "captive" by AMC to finance its real property in an off balance sheet manner. The Chairman of AMC (the largest tenant of EPR) was appointed Chairman of EPR and continues to act both as Chairman of AMC and EPR. He only owns 7,119 shares of EPR or less than 1/10 of 1% of our shares while owing 375,000 shares of AMC plus options for another 284,000 shares, tilting his economic interest entirely towards AMC. This clear conflict, listed as an "investment negative" by analysts, will continue to hurt EPR's stock price, in our opinion.
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LACK OF REAL PROPERTY EXPERTISE

     The Board does not have any substantive real property expertise, as disclosed in the Company's proxy statement. The financial experience on the Board is "corporate" rather than "real estate". This has caused a number of poor decisions to be made, in our view, starting with the "threshold" decision of treating the Company as a "specialty finance company" (as set forth on the cover of their annual report) rather than as a real estate company that owns land and buildings leased for special usage. With this "corporate" orientation, we believe management focused on short-term goals and short-term solutions. Unfortunately, the Company financed a substantial portion of its acquisitions using short-term floating rate debt. As interest rates rose to a high of approximately 9.5%, interest costs negatively affected net income and cash flow. This short-term debt came due in 2001 at a time when the financial community was not looking favorably at theater operating companies. We believe this made it difficult to refinance this debt on a long term basis and forced the Company to accept a five-year term rather than preferable long-term debt. This will require an additional refinancing five years from now when the leases on the theaters will have a much shorter term remaining and at interest rates which could well be higher than they are today.

     Further, five of the properties purchased by EPR are buildings that are built on leased land. We believe that this was and is an inappropriate type of investment for EPR because it puts the Company in a junior position to the land owner. We believe that accepting the same rate of return for a riskier leasehold position as could have been obtained on a more secure fee position shows a lack of financial and real estate knowledge. Lack of ownership of the land in these five instances negates a great deal of the long-term upside potential of real property ownership. Well located real property has historically increased in value over the long-term but ownership of the land is required to maximize the incremental value. At a fixed date in the future, all of these land leases will end and the landowners will take over and own the improvements erected on the properties thereby wiping out the entire equity of EPR in those properties. Some of these land leases provide EPR with purchase options at incremental prices. For obvious reasons, we have been requesting that the Company use its funds to purchase these leases prior to the increments in rent and purchase prices. To date, they have failed to do so. It is notable that AMC is involved in four of the five land lease transactions, making them not arm's length transactions. As management states in its proxy materials, the properties purchased by EPR from AMC were purchased not at a price related to value but "at a price equal to AMCE's development and construction cost" and the rents to be paid "were determined by the management of AMCE and our company and were not negotiated on an arm's length basis."

OVERPAID MANAGEMENT

     We believe that management has enriched itself even as stockholders suffered eroding share prices. In January of 2000, EPR entered into employment agreements with its three top executives calling for raises of between 39% and 70%. In addition, David Brain, the President of EPR, received a $79,000 bonus in January of 2000, which he elected to take in restricted stock and by doing so, the Company gave him 150% of the bonus, or roughly $120,000 worth of stock at the then reduced market value. The other two senior officers, Fred Kennon, the CFO, and Gregory Silvers, the General Counsel, both took advantage of similar opportunities granted by the Board. These big bonuses and added compensation followed poor stock performance. Management's own chart in its proxy statement shows that the Company has significantly underperformed its peers.

     In addition to the escalating salary structure, the Company has made loans to its executives at below market interest rates and favorable repayment terms in order to allow them to buy shares of the Company. On January 1, 2000, Mr. Brain was indebted to the Company in the principal amount of $1,470,465 made up of an $800,000 loan initially made to him in 1997 to buy 40,000 shares of the Company's stock at $20 per share, and accrued interest of $108,145, and an additional $562,500 loan made effective on January 1, 2000 to allow him to buy an additional 40,000 shares at $14 per share. The initial loan required repayment in equal annual installments on November 30, 2000, 2001 and 2002. No payments of principal or interest were ever made and this loan was rolled over into a new ten-year term loan at a below market interest rate of 6.24% with no interest or principal payments required to be made during the entire 10-year term. As a consequence, Mr. Brain receives dividends at the present rate of $1.80 per share on 80,000 shares, or a total of approximately $144,000 per annum, without paying a penny of interest or principal to the Company. A like situation prevails with Messrs. Kennon and Silvers. These loans carry provisions whereby the interest and principal are forgiven if the person is terminated following a change in control or on death or permanent disability. As a consequence, the Company would have the added burden of paying the very substantial taxes related to such forgiveness in addition to a severance pay package of three years' salary, continuation of benefits, etc. We are fearful that the Board and the Compensation Committee will continue to make new arrangements to allow management to defer payment of these loans and grant management undeserved increases in salary and bonuses unless some shareholder representation on the Board comes about.

OUR PROGRAM

     We believe in the long-term value of EPR and in the business of owning motion picture theaters as evidenced by our substantial stock ownership. We currently have approximately $19.3 million invested in EPR. Our ongoing commitment to EPR is clear -- as shown by our intent to commence a tender offer for 1 million shares of EPR stock at a price of $18 per share. As always, we intend to work for the benefit of all shareholders.

     We trust that you will respond favorably so that shareholders will have more direct representation on the Board of the Company they own.

Sincerely,

BRT REALTY TRUST

/s/ Frederic H. Gould
Fredric H. Gould
Chairman of the Board

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                                   IMPORTANT

 PLEASE REVIEW THIS DOCUMENT AND THE ENCLOSED MATERIALS CAREFULLY. YOUR VOTE IS
         VERY IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN.

1. If your shares are registered in your own name, please sign, date and mail the enclosed WHITE Proxy Card to Georgeson Shareholder Communications Inc. in the postage-paid envelope provided today.

2. If you have previously signed and returned a proxy card to Entertainment Properties Trust, you have every right to change your vote. Only your latest dated card will count. You may revoke any proxy card already sent to Entertainment Properties Trust by signing, dating and mailing the enclosed WHITE Proxy Card in the postage-paid envelope provided. Any proxy may be revoked at any time prior to the 2001 Annual Meeting by sending a new proxy card to Georgeson Shareholder Communications Inc. or the Secretary of Entertainment Properties Trust, or by voting in person at the 2001 Annual Meeting.

3. If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a WHITE Proxy Card with respect to your shares and only after receiving your specific instructions. Accordingly, please sign, date and mail the enclosed WHITE Proxy Card in the postage-paid envelope provided, and to ensure that your shares are voted, you should also contact the person responsible for your account and give instructions for a WHITE Proxy Card to be issued representing your shares.

4. After signing the enclosed WHITE Proxy Card do not sign or return the Company's proxy card unless you intend to change your vote, because only your latest dated proxy card will be counted.

If you have any questions about giving your proxy or require assistance, please call:

                  [GEORGESON SHAREHOLDER COMMUNICATIONS LOGO]

                                17 State Street
                               New York, NY 10004
                        Banks and Brokers (212) 440-9800
                         Call Toll-Free: 1-800-223-2064

More detailed information pertaining to BRT's proposal will be set forth in BRT's tender offer statement and other appropriate filings to be made with the SEC. We urge stockholders to read BRT's tender offer statement and other relevant documents that may be filed with the SEC because they will contain important information. Stockholders will be able to obtain a free copy of any filings containing information about BRT and EPR, without charge, at the SEC's Internet site (HTTP://WWW.SEC.GOV). Copies of any filings containing information about BRT can also be obtained, without charge, by directing a request to BRT Realty Trust, 60 Cutter Mill Road, Great Neck, New York 11021, Attention:
Secretary ((516) 466-3100).